Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

November 30, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Soliciting Materials on
Schedule 14A
Filed November 1, 8 and 21, 2011
File No. 1-25225

Dear Ms. Duru:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 22, 2011 (the “Comment Letter”), concerning the Company’s Definitive Additional Soliciting Materials on Schedule 14A filed on November 1, 8 and 21, 2011 (the “Soliciting Materials”).

For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Soliciting Materials filed November 1, 2011

1.

We note your response dated November 16, 2011, your letter dated September 12, 2011 and the materials you have submitted confidentially. It would appear that until a court of competent jurisdiction adjudicates the merits of the participants’ claims regarding competition, and despite the participants’ belief that Steak & Shake and Cracker Barrel compete, such assertions should be characterized as the opinion of the participants. Further, if the participants choose to disclose the basis for their claims in future filings, any such disclosure should be accompanied with prominent disclosure that alerts shareholders that the legal issue of whether there is competition between the companies has not been determined by a court of law. Accordingly, we reissue comments 1 and 7.

Response: The Company acknowledges the Staff’s comment, has revised its disclosure accordingly in the Company’s revised investor presentation filed with the Commission on November 29, 2011, and will continue to comply in future filings.

2.	We have reviewed the supporting materials you provided in response to prior comment 5. It would appear that the map on slide 41 and statements regarding competition for the same customers are based on a series of assumptions, which have not been disclosed in the materials. Moreover, Chart I does not appear to support the underlying and implied assertion that the “same” customers would travel beyond a 3, 5, 10 or greater than 10 mile radius of a Cracker Barrel to a Steak & Shake. Please advise.

Response: The Company acknowledges the Staff’s comment as well as prior comment 5, has removed slide 41 from its revised investor presentation filed with the Commission on November 29, 2011, and will not include slide 41 in future filings.

3.	Please see our comment above. The co-relation you attempt to make between geographic proximity/overlap and the percentage of sales of Cracker Barrel that would be at risk due to competition from Steak & Shake is not evident. Further, although you provide information regarding how third parties categorize the restaurants, the data does not address the actual customer profile of Cracker Barrel versus Steak & Shake restaurants, which would seemingly support your assertion that the restaurants compete for the “same customers”. Accordingly, please avoid republication of the map unless you accompany such disclosure with text that outlines the series of reasonable assumptions that underlie the participants’ opinions as to competition. Please also note our prior comment above regarding text that should accompany statements regarding competition.

Response: The Company acknowledges the Staff’s comment, has revised its disclosure accordingly in the Company’s revised investor presentation filed with the Commission on November 29, 2011, and will continue to comply in future filings.

Soliciting Materials dated November 21, 2011

4.	Please provide supplemental support for the bullet points 1, 2, 4 and 5 on the second page of the letter to shareholders.

Response: The Company has provided to the Staff on a supplemental basis the requested supporting documents and information, including: (i) the Bloomberg Transcript of the Company’s earnings conference call for the first quarter of fiscal 2012, which is attached hereto as Exhibit A; and (ii) selected pages from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2011, which is attached hereto as Exhibit B. Within each of the supporting documents provided herewith, the relevant language has been marked and labeled to denote the particular bullet point to which it relates.

In addition, the Company’s statement in bullet point 1 regarding consumer response to the new ad campaign is based in part on initial feedback received through informal channels, particularly social media outlets such as Facebook.com (“Facebook”). The Company’s new television advertisements that began airing nationally in November were posted on the Company’s Facebook page, and the positive response through Facebook and other informal channels to both ads indicates they are resonating with consumers. The first television ad was posted on November 18, 2011, and received 52 comments, virtually all of which were positive, that first day, with 89 people promoting the ad to other Facebook users via Facebook’s “Like” feature. Similarly, the second television ad was posted on November 21, 2011, and was “Liked” by 139 people and received 27 comments, virtually all of which were again positive. See Facebook.com, “Cracker Barrel Old Country Store,” available at http://www.facebook.com/CrackerBarrel?sk=wall.

5.	Refer to disclosure stating that Steak & Shake is “a family dining restaurant chain that competes with Cracker Barrel.” Please note comment 1 above and in future filings, characterize the statement as a matter of opinion.

Response: The Company acknowledges the Staff’s comment, has revised its disclosure accordingly in the Company’s revised investor presentation filed with the Commission on November 29, 2011, and will continue to comply in future filings.

6.	We note the reference to EBITDA, a non-GAAP financial measure, for the fiscal year ended July 29, 2011. Please ensure that all future filings provide the disclosure required by Rule 100 of Regulation G whenever non-GAAP financial measures are used. Refer generally to the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment. Under Rule 100(a) of Regulation G, whenever a registrant publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with (1) a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP, and (2) a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure calculated and presented in accordance with GAAP. In connection with these requirements, the Company respectfully refers the Staff to footnote 1 accompanying the Company’s disclosure in the soliciting materials filed with the Commission on November 21, 2011 to fiscal 2011 EBITDA of $62.1 million for the 116 stores built between 2004 and 2009.1 As more fully discussed below, in the context of this presentation, the

[1]	The full text of footnote 1, as set forth in the soliciting materials filed with the Commission on November 21, 2011, is as follows:

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measure that the Company believes is useful for understanding its return on investment. The EBITDA of the 116 stores built between 2004 and 2009 is calculated by adding the fiscal year 2011 store operating income for

Company believes that store operating income is the GAAP financial measure most directly comparable to EBITDA for these 116 stores, and, in footnote 1, the Company presents fiscal 2011 store operating income for these stores of $47.1 million. Footnote 1 also shows the Company’s reconciliation of the EBITDA figure for these stores to store operating income by showing that EBITDA in this context is calculated by adding back to store operating income depreciation expenses for these stores, which were $14.7 million in fiscal 2011.

Further to the Staff’s comment, the Company notes the interpretive guidance reflected in question 103.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, which states that if a registrant presents EBITDA as a performance measure, such measure should be reconciled to net income rather than operating income as the most appropriate comparable GAAP measure.2 While acknowledging the Division of Corporation Finance’s guidance in this respect, the Company respectfully submits that, in the context of presenting EBITDA as a performance measure for the 116 stores built between 2004 and 2009 to show the results of the Company’s investment strategy—the purpose for which EBITDA was disclosed in the soliciting materials—store operating income is a more meaningful measure for investors in evaluating those results than net income. The reason for this is that store operating income is calculable without inclusion of certain Company-wide expenses that do not directly relate to the operations at these 116 stores, while continuing to include expenses that are relevant to individual-store operations, such as depreciation at each store and each store’s share of certain operating expenses that apply to multiple stores, such as expenses related to multi-store management (e.g., district manager expenses) and to billboard, print and media advertising. Reconciliation to net income, on the other hand, would require an arbitrary allocation of Company-wide expenses to these stores that are not included in operating income, which the Company believes has the potential to obscure a clear understanding of these stores’ individual results.

In order to reconcile EBITDA for these 116 stores to net income, the Company would need to add to EBITDA not only depreciation expenses for the 116 stores themselves—which yields the store operating income number that the Company disclosed in footnote 1—but also an allocation of Company-wide general and administrative, interest and tax expenses. None of these items directly relates to individual store operations as do both depreciation at each store and each store’s share of the multi-store operating expenses noted above as being included in these 116 stores of $47.1 million, and the fiscal year 2011 depreciation expense for these 116 stores of $14.7 million.

[2]	The full text of question 103.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures is as follows:

Question: If EBIT or EBITDA is presented as a performance measure, to which GAAP financial measure should it be reconciled?

Answer: If a company presents EBIT or EBITDA as a performance measure, such measures should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because EBIT and EBITDA make adjustments for items that are not included in operating income. [Jan. 11, 2010]

store operating income. As such, the Company does not account for general and administrative, interest and tax expenses on a store-by-store basis. As a result, to complete a reconciliation of EBITDA to net income for these 116 stores, the Company would need to make an allocation of these Company-wide expenses to these stores. Because these expenses are not tracked on a store-by-store basis and are not driven by individual store results, any such allocation would necessarily need to be made on an artificial and somewhat arbitrary basis.

For example, it would be possible for the Company to calculate a net income figure for the 116 stores by multiplying the Company’s overall general and administrative, interest and tax expenses by the fraction of total revenue in 2011 that was generated by these stores. However, such an allocation would not necessarily bear a meaningful relation to the actual operating results for these stores, as none of these expenses are directly driven by or correlated to the revenue of these stores. General and administrative expenses for the Company as a whole cannot be readily attributed to the operations of individual stores or a group of stores, and the addition of a new store or a group of stores does not necessarily result in a proportional increase in general and administrative expenses. Interest expenses are derived from the Company’s indebtedness, which is incurred to support the Company’s capital structure and not to directly finance daily store operations. Finally, income taxes are driven by the Company’s overall profitability and are not materially influenced by any specific store or group of stores. Because there is only a very attenuated relationship between the operating results of the 116 stores and these Company-wide expenses, the Company believes that making an allocation of general and administrative, interest and tax expenses to these stores is not material to an investor’s understanding of the results for these stores or the Company’s decision-making in determining to build new stores and, worse, has the potential to be misleading because of the arbitrary nature of any allocations of these expenses that would have to be made in order to calculate a net income figure for these stores. Accordingly, the Company believes that, in the context of this disclosure, store operating income provides a more meaningful and directly comparable GAAP financial measure.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (615) 235-4432 or N.B. Forrest Shoaf, the Company’s Senior Vice President, Secretary and Chief Legal Officer, at (615) 235-4280 or contact our outside counsel Howard H. Lamar III at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Lawrence E. Hyatt

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.

Enclosures

cc:	Eric S. Robinson

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

Howard H. Lamar III

Scott W. Bell

Bass, Berry & Sims PLC

N.B. Forrest Shoaf

Senior Vice President, Secretary and

Chief Legal Officer

Exhibit A (see attached)

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Ca!l Market Cap: 1.026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year: 2540.714

Ql 2012 Earnings Call Company Participants Unverified Participant Sandra B. Cochran Lawrence E. Hyatt Other Participants Jeffrey F. Omohundro Brad Ludington Bryan C. Elliott Bob M. Derrington MANAGEMENT DISCUSSION SECTION Operator Good day, and welcome to the Cracker Barrel Old Country Store First Quarter 2012 Conference Call. Today's call is being recorded and will be available for replay today from 2:00 p.m. Eastern Time through December 7, 2011 at 12:59 a.m. Eastern by dialing 719-547-0820 and entering the pass code 4262177. At this time, for opening remarks and the introductions 1 would like to turn the call over to Mr, David Mallicoat (0:31). Please go ahead, sir. Unverified Participant Thanks, Nancy. Good morning, and welcome to Cracker Barrel's First Quarter Fiscal 2012 Conference Call, and webcast. This morning we issued a press release announcing our first quarter results and outlooks for the 2012 fiscal year. In that press release and during this call, statements may be made by management of their beliefs and expectations of the company's future operating results or expected future events. These are what are known as forward-looking statements, which involve risk and uncertainties and in many cases are beyond management's control and may cause actual results to differ materially from expectations. We urge caution to our listeners and readers in considering forward-looking statements and information. Many of the factors that could affect results are summarized in the cautionary description of risk and uncertainties found at the end of this morning's press release and are described in detail in our reports that we file with or furnish to the SEC. We urge you to read this information carefully. We also remind you that we do not comment on earnings estimates made by other parties. In addition, any guidance or outlook we provide, or statements we make regarding trends, speak only as of the date they are given, and we do not update or express continuing comfort with our guidance, outlook or trends except in broadly disseminated disclosures such as this morning's press release, filings with the SEC or otherwise required by law. On the call with me this morning are Cracker Barrel's President and CEO, Sandy Cochran and Senior Vice President and CFO, Larry Hyatt. Sandy will begin with a review of the business and Larry will review the flnancials and

• ft

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change(S): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sates Current Quarter: 654.571 Current Year: 2540.714

outlooks. We'll then open up the call for questions and Sandy will return to close. We ask that you please limit your questions to matters relating to the company's performance, outlook and plans. We do not intend to discuss matters relating to the proxy contest with Biglari Holdings today. Thanks, in advance for your cooperation and with I'll turn the call over to Cracker Barrel's President and CEO, Sandy Cochran. Sandy?

Sandra B. Cochran Thanks, Dave. Good morning, everyone. Thanks for joining us today. I'm pleased to report that our fiscal year is off to a good start. Our earnings per diluted share for the first quarter of $ 1.03 were significantly ahead of consensus estimates, ahead of the prior year and ahead of our previous expectations. During the quarter we incurred charges of S0.06 a share because of the proxy fight we're having to engage in as a result of Mr. Biglari's attempts to gain a seat on our board. Our sales results in the first quarter were encouraging as both restaurant and retail sales improved sequentially. We're further encouraged by our sales results through the first three weeks of November, which saw continued sequential improvement from October. Larry will discuss our financial results for the first quarter in detail, but before he does I'd like to comment on the impact of our initiatives and update you on our plans for the balance of the fiscal year. When we last spoke in September I outlined our six strategic priorities aimed at driving traffic, growing sales and controlling costs, which I'll recap briefly. First, introduce new marketing messaging to better connect with our current and potential guests and to reinforce our authentic value. Second, implement refined menu and pricing strategies to increase the variety and everyday affordability of our menu. Third, enhance our restaurant operating platform to generate meaningful and sustainable improvements in the guest experience. Fourth, drive retails sales growth by continuing to improve assortments and deliver great value. Fifth, implement initiatives to reduce costs to offset at least a portion of the impact of higher food commodity costs. And sixth, leverage our strong cash flow generation to both reinvest in the business and increase our return of capital to shareholders. We believe our results for the first quarter demonstrate the early success of our focus on these priorities. In particular, we think that the improvements we've made to the restaurant operating platform and our marketing, messaging and menu strategies were key drivers of the improvement in sales and traffic trends. Let me start with the progress we've made on our operating platform. As we discussed last quarter, we've improved certain key areas of the guest experience by redefining roles and responsibilities in the grill and service areas and by refocusing our servers on providing exceptional service to our guests, Because of our efforts, we continue to see sequential improvements in overall guest satisfaction scores. Importantly we've seen improvements in friendliness of server, server attentiveness and order accuracy, which we believe were areas affected by the implementation of the Scat to Eat initiative. We believe the refinements we've made to the operating platform to improve the guest experience are gaining traction and this will continue to be a priority for us. Moving to menu strategy. We're focused on enhancing the affordability of our menu, and its appeal to increasingly price-sensitive consumers. In September we introduced our $5.99 weekday lunch specials supported by marketing messaging on 200 billboards and radio advertising. I'm pleased to report that the results from the program to-date have been positive. As we expected, the weekday lunch specials increased traffic at weekday lunch. We also believe that the enhanced value perception created somewhat of a halo effect, which drove both guest scores for overall value and traffic higher in the breakfast and dinner meal periods as well. We believe that these traffic gains had a positive impact on gross margin dollars in the quarter. We plan to continue featuring weekday lunch specials as an ongoing traffic driver, and we'll periodically update our offerings to keep the appeal fresh. This winter, for example, we'll feature loaded baked potato options to maintain 2

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: $54.571 Current Year 2540.714

energy against the program. In addition to the weekday lunch specials, we continue our strategy of seasonal offerings designed to appeal to both our regular and our less frequent guests. Our fall promotion featured country meat and biscuits, apple streusel French toast, and wholesome morning sampler for breakfast. And for lunch and dinner we featured country fried steak, meatloaf, and roasted turkey and cranberry salads. The fall promotion accounted for approximately 15% of sales mix, which was above our expectations, and all of the items featured exceeded our internal guest satisfaction benchmarks. As we transition to our holiday promotion, which starts next Monday, we'll feature a similar range of offerings to appeal to both sets of guests. For breakfast, we'll feature pineapple wholesome morning sampler, cinnamon pancakes, and cinnamon streusel French toast. And for lunch and dinner, our offerings will include homemade beef stew, apple herb roast chicken and dressing, and southern pecan praline chicken salad. This promotion will highlight products with assessable price points at a range of $5.99 to $8.69. And we're especially excited about our homemade beef stew offering at $7.49, which now includes 20% more beef than before. Let me talk specifically now about advertising. As previously announced, we've retained one of the largest integrated marketing communications agencies in the world, Euro RSCG, Together, we've developed a new advertising campaign that we launched on November 14. The campaign is Handcrafted by Cracker Barrel'. And it's designed to reinforce what we believe is our key consumer benefit, wholesome connections. It celebrates the care, craft, and concern that go into making the Cracker Barrel experience special and unique. This launch was supported with national TV advertising, along with local radio, impacting 400 of our stores, and it'll run for five weeks. We believe this campaign will drive engagement with the brand, and result in more local visits from our regular and less frequent guests. It's important to note that with this program, we're shifting the allocation and timing of our marketing spend, by focusing our advertising on key sales periods, the holidays and summer travel season, in order to increase our advertising support from around 25% of the system to the entire chain. While we expect this year's advertising spend to continue at about 2% of sales, our expenses will be much more concentrated in the second and fourth quarters of our fiscal year. The next strategic party I'd like to discuss is driving retail sales growth. I'm pleased to report that we're seeing yearly success, as comparable store retail sales improved sequentially during the first quarter and turned positive in October. 4 We believe that our improved assortments and compelling value price points helped us deliver an improved sales performance. We continue to see strong sales of women's and children's apparel and accessories. Price points under S20 is still resonating with our guests, and we believe we're getting credit for the quality and value of our offerings. One example is our women's wrap program. Wraps have become a very popular trend in the marketplace, and while many other 4 retailers offer this piece of apparel for up to $40 or more, our quality line is value priced every day at an affordable SI9.99. We're also encouraged by the initial response we're getting to our great gift program this holiday season. Around the holidays we feature items that make great gifts for under S20, and we display these items front and center in every store. The Toys category, which was down in the first quarter, compared to a year ago, has been a challenge for us as we lacked strong performances in Webkinz. Silly Bandz and musical toys. To strengthen our Toy business, we launched an exclusive price-at-label line of dolls called Butterflies on November 1. The line features eight dolls, and each comes in 4 a uniquely designed box with the doll's personal story on it, and is priced at an affordable $19.99. We also offer a collection of Butterflies branded accessories and apparel, including matching girl-doll outfits. We're very excited about this exclusive product line. It's created quite a social media buzz, especially among the mommy bloggers. And while it's still early in the holiday season, we're encouraged by our Butterflies sales results to-date. Next I'd like to give you an update on the work we're doing to reduce cost. Larry will discuss the impact of our cost savings initiatives on the quarter, but I'd like to highlight some of our current initiatives. In late September we began 5 the rollout of the first phase of our enhanced labor management system to all stores. While it will take some time to fully realize the financial benefits, which we estimate to be between 10 and 20 basis points, we're encouraged by the Page 3 of 10

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4,213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year: 2540.714

[GRAPHIC APPEARS HERE] initial results. We began implementation of a new transportation management system in the first quarter to help us optimize routing schedules for delivery of retail merchandise from our retail distribution center to our stores. We continue to estimate savings from this initiative to be approximately $1 million in the first year, and that those savings will grow to between S2 million and $3 million annually in subsequent years. 5 We've also tightened our cost controls at the store level, and we're seeing positive results, particularly in maintenance and supplies expense. In G&A we're realizing the cost savings we expected from the organizational realignment we 5 announced last July, which we estimate to be approximately $10 million annually. Despite the current challenges we and the industry face, we continue to generate significant levels of cash flow from the business. As we noted in September, we have a balanced approach to capital allocation. We'll gradually increase our return of capital to shareholders while also reinvesting to grow our brand. We're on track to open 15 new stores in fiscal 2012, and we'll also continue to work to evolve our prototype in order to further drive down investment costs and expand margins in order to improve its potential for creating shareholder value. In conclusion, let me say again that our fiscal year is off to a good start. We're seeing yearly success from our strategic initiatives aimed at driving improvements in traffic, sales and margins, and while the health of the economy and consumer spending in particular, remain a challenge, I'm confident that we're focused on the right strategic priorities and have the right management team and board leadership in place to continue moving the brand forward and delivering solid returns for our shareholders. With that, I'll turn the call over to Larry to review our financials. Larry? Lawrence E. Hyatt Good morning, everyone, and thank you. Sandy. I would like to begin by discussing our financial performance for the first quarter of fiscal 2012 and then our outlook for the 2012 fiscal year. For the first quarter of fiscal 2012, we reported net income of $23.8 million, or $ 1.03 per diluted share. Charges in the quarter related to the proxy contest with Biglari Holdings reduced net income by $1.4 million, or $0.06 per dilute share. In comparison, our net income in the prior-year quarter was $23.7 million, or $ 1.01 per diluted share. Revenue in the quarter was S598.4 million, compared to $598.7 million in last year's first quarter. Restaurant revenues fell 0.1% to S481.5 million and retail revenues were flat to the prior year at $116.9 million. Comparable store restaurant sales decreased 1.6%, as a 2.2% increase in average check was offset by a 3.8% decline in traffic. The increase in average check reflected menu price increases of approximately 2.1 % and a favorable mix impact of 0.1 % due primarily to a shift into seasonal breakfast offerings. Comparable store retail sales fell 1.3% for the quarter. Our total cost of goods sold in the quarter was 31.1 % of revenue, a 110 basis point increase over the prior-year quarter. Our restaurant cost of goods was 26.5% of restaurant sales, compared to 25.4% in the prior-year quarter. Food commodity costs were up approximately 5.5% in the quarter, compared to the prior year, which was more than 2.5 times our menu price increases. Costs for beef, diary and coffee were up sharply from last year. Our retail cost of goods sold was 50.1% of retail sales, compared to 49.1% in the prior-year quarter. The increase was primarily the result of freight charges due to fuel cost increases, a change in retail inventory valuation reserves and design costs related to a proprietary product line. Our retail inventories at the end of the quarter were $ 125.3 million, representing a reduction of $7,3 million, compared to the prior-year quarter, due primarily to the timing of the receipt of spring seasonal merchandise. Our store payroll and related expenses were $221 million, or 37% of sales, a reduction of $3.6 million, or 60 basis points, compared to the prior-year quarter. A number of factors contributed to this reduction in payroll and related expenses. Worker's Compensation expense declined by 50 basis points as a result of continued favorable claims experience due to improvements in claims management over the life of the claims. These improvements were reflected in our quarterly actuarial valuation of Worker's Compensation reserves. We do not expect to see a continuation of this favorable year-over-year comparison in the remaining quarters of 2012. Bloomb Page 4 of 10

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD ChangejS): -10,03 YTD Change(%): -18.31.5 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year 2540.714

Employee benefits expense declined by 30 basis points due to improvements in claims experienced in the current plan year. We do expect to see a continuation of this favorable year-over-year experience in 2012. Hourly wage expense decreased by 10 basis points as productivity increases due to our enhanced labor management system were partially offset by a 1.6% increase in hourly wages. The increase in hourly wages was the result of a 0,8% average rate increase and a shift between tipped and non-tipped employees. These reductions to payroll and related expenses were partially offset by increases in payroll taxes, due primarily to higher state unemployment tax rates and increases in store management expense related to new store openings. Other store operating expenses in the quarter were S109 million, or 18.2% of revenue, compared with $112 million, or 18.7% of revenue in the prior-year quarter. We received $3 million as a litigation settlement for a matter, which previously increased other store operating expenses. This settlement was anticipated in our prior guidance. Additionally, a 20 basis point decrease in maintenance expense was partially offset by higher advertising expenses. Store operating income was S82.1 million, or 13.7% of revenues, compared with $82.4 million, or 13.7% of revenues in the prior-year quarter. Our general and administrative expenses in the quarter were $37.5 million, or 6.2% of revenue, compared with $36.9 million, or 6.1% of revenue in the prior-year quarter. Our G&A expenses in the quarter included $2 million, or 0.3% of revenue related to the proxy contest and S2.6 million, or 0.4% of revenue for a company-wide manager's conference. This was the first such conference held in several years and the meeting expense was included in our prior guidance. Payroll and related costs in G&A were $2.6 million lower than the prior-year quarter, due primarily to the reduction of management and staff positions announced in July. Operating income in the quarter was $44.6 million, or 7.5% of revenue, compared to $45.4 million, or 7.6% of revenue in the prior-year quarter. Our interest expense in the quarter was S11.1 million, compared to $11.7 million in the prior-year quarter. Under our new credit agreement, our interest rate is calculated at 200 basis points over LIBOR. In 2006 the company entered into a seven-year interest rate swap, which fixed our LIBOR rate at 5.57% on a notional amount that is now $550 million. Therefore, the interest rate on our outstanding borrowings, not including deferred financing costs, is 7.57%. The interest rate this interest rate swap expires in May of 2013, and we have entered into forward swaps starting at that time on a notional amount of S350 million that fix our LIBOR rate at an average of 2.35%. Assuming current forward rates on the currently unswapped balance, we expect our annual interest expense starting in May 2013 to decline by approximately S20 million, or $0,60 per diluted share. Our effective income tax rate was 28.9% for the quarter, compared to 29.6% in the prior-year quarter. Capital expenditures for the quarter were $18.8 million, compared to $ 18.2 million in the prior-year quarter. Our balance sheet continues to be strong. At the end of the quarter our long-term debt, including current portion, was $550.2 million, and we have unused capacity on our revolver in excess of $150 million. We did not repurchase any shares during the first quarter, and we ended the quarter with $49.8 million of cash and equivalents, an increase of $25.1 million since the end of the prior year's first quarter. With respect to our outlook, everyone should be mindful of the risks and uncertainties associated with this outlook as described in today's earnings release and in our reports filed with the SEC. Conditions in the U.S. economy and the prices and supply of food and oil continue to be concerns. Bearing that in mind, we expect total revenue for fiscal 2012 of between $2.55 billion and $2.6 billion. As noted in our prerelease on November 7, we are raising our full-year guidance range by $0.05 and now expect earnings per diluted share of between $4,10 and $4.25, and proxy contest expenses, which we estimate at between $0.11 and $0.14 per diluted share. The 2012 fiscal year is a 53-week year, and we expect the impact of the 53rd week, which is included in our guidance, to be additional revenue of approximately $50 million and additional earnings per diluted share of approximately $0.25. The revenue projection for 2012 reflects the expected opening of 15 new Cracker Barrel stores and a forecast of comparable store restaurant and retail sales in the range of flat to up 1.5% with menu price increases of between 2% and 3%. We expect increases in food commodity costs on a constant mix basis of between 5.5% and 6.5% for the fiscal year with the most significant increases in seafood, oils, coffee, eggs and beef. We have locked in our pricing on Page 5 of 10

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year: 2540.714

approximately 63% of our commodity requirements for the remaining three quarters of fiscal 2012, compared to 60% at this time, last year. We expect our operating margin for the year to be between 7% and 7.2% of revenues. We expect depreciation expense of between $66 million and $68 million for the year, net interest expense of approximately $45 million and an effective tax rate of between 28% and 29%. The company had stronger financial results in the first half of 2011 than in the second half, and as we saw with the sequential traffic improvement in the first quarter, we expect our year-over-year traffic comparisons to improve as the year progresses. Therefore, our year-over-year financial performance is likely to be stronger in the second half of 2012 than in the first. Given our change in advertising strategy as described by Sandy, the quarterly pattern of advertising spending will be different this year than last, with relatively higher spending levels in the second and fourth quarters. We expect our year-over-year commodity cost comparison to be more challenging in the second quarter than in the other quarters of 2012, due to the expiration of certain favorable contracts and an unusual and relatively short-lived decline in egg prices in last year's second quarter. While we do not offer specific financial guidance on a quarterly basis, we expect our second quarter earnings per diluted share to be below the prior-year quarter. We anticipate capital expenditures for the year to be between $90 million and $100 million, including new store investments of between S45 million and S50 million and maintenance CapEx of between $30 million and $35 million. And with that I will now turn the call back over to Sandy. Thank you very much. Sandra B. Cochran Thanks, Larry. Before we begin the Q&A session, we again ask you that you limit your questions to matters pertaining to the company's performance, outlook and plans, as we will not be discussing matters related to the proxy contest. And with that we'll open up the call for questions. Q&A Operator Thank you, ma'am. [Operator Instructions] We'll go first to Jeff Omohundro from Wells Fargo Securities. <Q—Jeffrey F. Omohundro>: Thanks. I'd appreciate it if you could elaborate a bit more on the retail outlook through the holiday period, both in terms of the expectations around the Great Gifts and value initiatives, and also, how you expect to integrate retail with the Handcrafted by Cracker Barrel advertising strategy. Thanks. <A—Sandra B. Cochran>: Thank you, Jeff. We're encouraged by our—the initial reaction we have to the Christmas assortment that we have, our Great Gifts Category is delivering as we'd hoped. We're excited about the response we've seen to our Butterflies assortment. We anticipate this being, though, a promotional Christmas with a very challenged 4 consumer, and we were committed to delivering value consistent with the brand and with—and both in our assortment and through our advertising. We'll be connecting as we can our retail offerings in our messaging that we've got in our current advertising, and so far, we're pleased with the response. <Q—Jeffrey F. Omohundro>: Thank you. Operator We'll take the next question from Brad Ludington from KeyBanc Capital Markets. Page 6 of 10

Company Name: Cracker Barrel Company Ticker; CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1,236 Current Year: 4.213 Bloomberg Estimates -Sales Current Quarter: 654.571 Current Year: 2540.714

<Q—Brad Ludington>: Thank you. Sandy, I wanted to ask on the success of the lunch offering and the value focus that you have, has there been an improvement in beverage incidence? Or has that remained kind of constant? <A—Sandra B. Cochran>: That's been constant, Brad, but we have—we're working hard on the Beverage category. We've recently introduced some new news in there. We've rolled out Dr. Pepper and Diet Dr. Pepper, and we were very pleased with the results we got on our Apple Cranberry Iced Tea, which was part of our fall promotion. So, we are optimistic about the progress and the energy that we're putting in the Beverage section, and we hope to drive incidence. We did see some improvement in retail connected with the daily lunch specials. <Q- Brad Ludington>: Okay. And, Larry, just briefly, I kind of missed part of the information you were giving on the swap. Did you say that'll be a S350 million notional amount of 2.35% fixed rate from May of 2013 to May of 2018? Did I get that right? <A—Lawrence E. Hyatt>: Brad, we have entered into a series of two and three-year swaps, which have a notional value of S350 million at the present time and swaps three months LIBOR for 2.35%. If you assume that the balance of the $200 million that we currently have outstanding has the rate that currently is indicated in the forward markets for May of 2013, we will see a reduction in our annual interest costs starting in 2013 of about £20 million, or $0.60 per diluted share. <Q—Brad Ludington>: Okay. Thank you. Operator And the next question comes from Bryan Elliot from Raymond James. <Q—Bryan C. EHiott>: Hi. Good morning. Thanks. Larry, you mentioned a couple times the advertising shift. And I just want to confirm 1 heard correctly that the spending for the full year remained around 2%, at 2% of sales, but the shift to Q2, Q4 will change the—how it optically appears. Could you give us a sense of magnitude of what to expect from that timing shift? <A—Lawrence E. Hyatt>: Yeah. Bryan, without getting too specific, of our 2% of advertising spend, 1% of the 2% is billboard advertising, which roughly remains ratable through the course of the entire fiscal year. So, the change in the pattern of the advertising spend is the other 1% of sales, where we will be shifting more into the second quarter and the fourth quarter than in the prior year to reflect the fact that we are focusing on the holiday season and the travel season with this combination of national TV and radio. <Q—Bryan C. Elliott>: Okay. That's helpful. Thank you.

Operator [Operator Instructions] And we'll move next to Bob Derrington from Morgan Keegan. <Q—Bob M. Dcrrington>: Yeah, if I could follow-up, Larry, on that question about the advertising. The and, Sandy, maybe you can help here. When we look at the ad spend, roughly 2% of sales is approximately $50 million. Historically, the company has used a little bit of local TV, I think typically, but now you're using some national TV spend. Is that a cable spend? How is it that you've found the economies now to make that make sense versus in prior years where it may or may not have generated a sufficient return? <A—Lawrence E. Hyatt>: Bob. it's national cable TV, local radio, with the change in the advertising methods with the focus both on the loyal Cracker Barrel customer and the light user and the non-user. We think the expanded but targeted reach of cable concentrated in the holiday period and the travel period will be an effective way of driving sales.

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1,026.76 Current PX: 44.74 YTD Change(S): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year: 2540.714

<Q—Bob M. Derrington>: Is it price point advertising that's focused on a certain food offering? Or are we talking brand advertising? What should we expect? <A—Sandra B. Cochran>: It's brand-based. And it does have a price point in is so that the guest and the viewer does 1 understand what kind of occasion they're looking at, but it is largely to reinforce our key brand attributes: welcoming, authentic, helpful, honest, hand-crafted, handmade, and to reinforce those attributes. One of the things we talked about in September when we hired Euro was that we challenged them to help us rethink the way we were deploying our dollars, and our intent was to increase the reach of our advertising both by moving to a message that activated users and non-users, and to increase the reach of the advertising maybe by narrowing our the windows, but that reaching more stores to both build the brand, drive traffic. It also—we will be, and we've been increasing the reach by moving into digital, so our e-mails, our Web, social media, and so on. <Q—Bob M. Dcrrington>: Has—given the fact that you typically are pretty focused about getting a sufficient return, have you tested the TV? Are you satisfied with what it can do with your expected return and traffic trends, et cetera? <A—Sandra B. Cochran>: Well, we by concentrating the spend during the periods where we have the most sales, what we intend to do is impact the business and impact the most sales dollars during that window. And we believe we'll be happy with the results. We just started the campaign last Monday, so the results are still out. But we believe we're resonating with our guests. <Q—Bob M. Derrington>: Gotcha, Thank you. I'll jump back in the queue. Operator And we'll move next to Bryan Elliott from Raymond James. <Q—Bryan C. Elliott>: Hey. A couple questions, Sandy, one for you, the company has, I believe, been pretty innovative on the menu side for at least a few years now, and without evidence of a lot of traction there. And it seems like we're starting to get some on the most recent ones. Could you kind of compare and contrast what you think is new and different about the current range of menu innovations relative to previous years? <A—Sandra B. Cochran>: Well, sure. We did—we are proud of the fact that for 18 consecutive quarters, we did outperform Knapp-Track. What we talked about at the last call that we saw in particular in the fourth quarter of last year was a consumer increasingly concerned about affordability and value. And we were committed to ensuring that what we were reinforcing, both the existing menu items and the value on our menu, as well as introducing new ones, which is really what led to the $5.99 daily lunch special initiative. So, in the first quarter what our focus was to improve the affordability and the perception of affordability in the menu, we attacked—actually the local use and midweek, which was the weakest source and the most competitive at lunch. At the same time, we were working hard to maintain the check through the initiative I spoke about earlier with beverage, and we're happy actually with our seasonal dessert in the fall. Our pumpkin custard was a big hit. So, our focus in particular, in the short term was about perceived value. Over the balance of the year, as I mentioned in the last conference call, we have a number of initiatives designed to continue to improve the reach and to maintain the check. So, we are working on testing a new menu design that will be, we think, better communicating the affordability of the offering, better address and give us more credit for the quality of our ingredients and the preparation in the products that we do produce. We've got a lot of work going on about more options at breakfast that signal health. We're going to be attacking dinner, reworking the promotions to ensure that we continue to offer attractive options for the both the traditional user and the either new user of somebody looking for something different and lighter, but we will be focused very heavily on ensuring that we do that at assessable price points, particularly an entry level. So, we've got a lot of activity going on now, and we'll be looking forward to talking about it as we go forward. <Q—Bryan C. EIIiott>: Is it fair to characterize without having a chance to go back and look at my notes and all that, that the last few years were kind of slotting new products in at kind of existing price points, and we have a—we Page 8 of 10

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Cail Market Cap: 1,026.76 Current PX: 44.74 YTD Change): -10.03 YTD Change (%); -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates—Sales Current Quarter: 654.571 Current Year: 2540,714

brought a range of particularly the entry level of pricing on the menu now? Is that—that's definitely different, isn't it? It sounds like it is. <A—Sandra B. Cochran>: 1 think we're focused more on ensuring that we are both offering things at affordable price point and communicating that, so that our guests know that it's there, and that we have it, and that they can enjoy Cracker Barrel at any—at whatever price point they need to. So, I think we're much more focused on that than we've been recently. <Q—Bryan C. Elliott>: And a quick numbers question. Labor turnover, hourly and management, sort of where are we now? And how does that compare to a year ago or recent trends in that line item? Thank you. <A—Lawrence E. Hyatt>: Yeah. Management turnover, we have recently seen sequential improvement in the quarter. We're still a little above the prior year, Bryan. <A—Sandra B. Cochran>: But our trends are good. Actually, our recent trends, we've been focused on this. We had a little disruption when the third and fourth quarter through the Seat to Eat. We've been very focused on it and I'm pleased with the progress that the field teams are making in terms of controlling turnover. <Q—Bryan C. EiliotO: Great. Thank you. <A—Sandra B. Cochran>: Thanks, Bryan. Operator And we'll take a follow-up from Bob Derrington. <Q—Bob M. Derrington>: Yeah. Thanks. Sandy, and maybe, Larry, you can help a little bit on this question as well. When we look at—I guess there's been some grumblings in past times about the store-level unit economics. And 1 know that the company's been working to try and improve those. I think you've got a slightly smaller prototype that you've been developing. How do we look at the mix of the stores you're developing this year? Will we be seeing some of those being a little bit smaller than the traditional prototype? Are there other ways that you can reduce the costs, maintain the sales? Can you give us a little bit of color there? <A—Lawrence E. Hyatt>: Bob, certainly. First, I'll start off by noting as we mentioned in the release that we issued yesterday morning, that of the 116 new stores that the company built between 2004 and 2009, so that those would be the ones in the comp store base, that the return on investment for those stores in the 2011 fiscal year was above 16% cash-on-cash. And we think that's a reasonably attractive return, but that's not a return that we're necessarily satisfied with. All of the 15 stores we expect to be opening in the current fiscal year will be the smaller 177 feet prototype. And we have an ongoing process to both find opportunities to continue to bring the investment costs down in ways that do not negatively impact guest experience. And we are additionally, looking at ways to operate those stores more efficiently and effectively in terms of designing in labor savings, designing in utility cost savings, et cetera. <Q—Bob M. Derrington>: Great. Thank you, Larry. I appreciate it. Operator And at this point we have no further questions. I'd like to turn the conference back over to our speakers for any additional or closing remarks. Sandra B. Cochran Thank you. Thank you all for joining us today. The environment remains challenging, but we're encouraged by the early success of our strategic initiatives. Cracker Barrel remains one of the strongest and most highly differentiated Page 9 of 10

Company Name: Cracker Barrel Company Ticker: CBRL US Date: 2011-11-22 Event Description: Q1 2012 Earnings Call Market Cap: 1.026.76 Current PX: 44.74 YTD Change($): -10.03 YTD Change(%): -18.313 Bloomberg Estimates—EPS Current Quarter: 1.236 Current Year: 4.213 Bloomberg Estimates -Sales Current Quarter: 654.571 Current Year: 2540.714

brands in the industry, and we'll continue to leverage that strength to drive solid returns for our shareholders. We appreciate your interest and your support, and we thank you for your time this morning. Operator That concludes today's presentation. Thank you for your participation. This transcript may not he WO percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is". without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the famishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP. © COPYRIGHT 2011, BLOOMBERG LP. AH rights reserved Any reproduction, redistribution or retransmission is expressly prohibited. Page 10 of 10

Exhibit B (see attached)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Quarterly Period Ended October 28, 2011 OR DD Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to Commission file number: 001-25225 Cracker Barrel Old Country Store, Inc. (Exact name of registrant as specified in its charter) Tennessee 62-1749513 (State or other jurisdiction of incorporation or organization)(I.R.S. Employer Identification Number) 305 Hartmann Drive, P.O. Box 787 Lebanon, Tennessee 37088-0787 (Address of principal executive offices)(Zip code) Registrant's telephone number, including area code: (615) 444-5533 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 month (or for such shorter period that the registrant was required to submit and post such files). Yes DD No DD Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer DD Accelerated filer DD Non-accelerated filer DD Smaller reporting company Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes No Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 22,949,548 Shares of Common Stock Outstanding as of November 16, 2011

Total revenue for the quarters ended October 28, 2011 and October 29, 2010 was comprised of the following: Quarter Ended October 28, October 29, 2011 2010 Revenue: Restaurant $ 481,509 $ 481,815 Retail 116,928 116,876 Total revenue $ 598,437 $ 598,691 10. Share-Based Compensation Share-based compensation is recorded in general and administrative expenses in the Consolidated Statements of Income. For the quarters ended October 28, 2011 and October 29, 2010, share-based compensation expense totaled $408 and $713, respectively, for stock options and $1,539 and $1,749 respectively, for nonvested stock. For the quarter ended October 28, 2011, share-based compensation expense for performance-based stock units totaled $600. 11. Restructuring In July 2011, as part of its cost reduction and organization streamlining initiative, the Company incurred severance charges related to the elimination of approximately 60 management and staff positions. The related severance accrual is recorded in other current liabilities in the accompanying Condensed Consolidated Balance Sheets. Liability at July 29,2011 $ 1,579 Payments(782) Adjustments(113) Liability at October 28, 2011 $ 684 12. Net Income Per Share and Weighted Average Shares Basic consolidated net income per share is computed by dividing consolidated net income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the reporting period. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method. The Company's outstanding stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share. The following table reconciles the components of diluted earnings per share computations: Quarter Ended October 28, October 29, 2011 2010 Net income per share numerator $ 23,802 $ 23,734 Net income per share denominator: Basic weighted average shares outstanding 22,870,934 22,832,393 Add potential dilution: Stock options and nonvested stock and stock awards 274,849 761,489 Diluted weighted average shares outstanding 23,145,783 23,593,882 12 Source CRACKER BARREL OLD COUNTRY STORE INC. 10-Q, November 22 2011

Other store operating expenses as a percentage of total revenue decreased to 18.2% in the first quarter of 2012 as compared to 18.7% in the first quarter of the prior year. This decrease resulted primarily from the settlement of ongoing litigation in the first quarter of 2012, which represented a decrease of 0.5% as a percentage of total revenue. This settlement was accounted for as a gain contingency and related to a matter previously recorded in other store operating expenses. Additionally, a 0.2% decrease as a percentage of total revenue in maintenance expense resulted from cost saving initiatives. These decreases were partially offset by a 0.1% increase as a percentage of total revenue in advertising expense which resulted primarily from higher media spending to support our new marketing messaging. We presently expect the quarterly pattern of advertising spending will be different this year compared to the prior year with the highest level of spending expected in the second quarter of 20! 2. This is the result of a change in advertising strategy which we expect to implement during the second quarter of 2012. General and Administrative Expenses General and administrative expenses as a percentage of total revenue increased to 6.2% in the first quarter of 2012 as compared to 6.1% in the first quarter of the prior year. This increase resulted from increases of 0.3% each as a percentage of total revenue in manager meeting expense and expenses related to the proxy contest with Biglari Holdings Inc. In the first quarter of 2012, we held a manager meeting conference for the first time in several years. These increases were partially offset by decreases of 0.3% and 0.1% as a percentage of total revenue, respectively, in salaries and incentive compensation. The decrease in salaries resulted primarily from the elimination of approximately 60 management and staff positions in July 2011. The decrease in incentive compensation resulted primarily from the reduction in management and staff positions in July 2011 and lower share-based compensation expense compared to the prior year's quarter. We presently expect to incur an additional expense of approximately $2,000 to $3,000 related to the proxy contest with Biglari Holdings Inc. over the remainder of the year, most of which we expect to incur in the second quarter of 2012. Interest Expense Interest expense for the first quarter of 2012 was $11,135 as compared to $11,714 in the same period in the prior year. The decrease resulted primarily from lower debt outstanding. Provision for Income Taxes Provision for income taxes as a percent of income before income taxes was 28.9% and 29.6%, respectively, in the first quarters of 2012 and 2011. The decrease in the effective tax rate from the first quarter of 2011 to the first quarter of 2012 resulted primarily from higher employer tax credits. Liquidity and Capital Resources Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our $500,000 revolving credit facility (the "Revolving Credit Facility")- Our internally generated cash, along with cash on hand at July 29, 2011, our borrowings under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, dividend payments, working capita! needs and other cash payment obligations in the first quarter of 2012. We believe that cash at October 28, 2011, along with cash generated from our operating activities, the borrowing capacity under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards will be sufficient to finance our continuing operations, our continuing expansion plans, our principal payments on our debt, our share repurchase plans and our expected dividend payments for at least the next twelve months and thereafter for the foreseeable future. is RACK! BARREL OLD COUNTRY STORE INC. 10-Q, November 22 2011 Powered by Morningstar Document ResearchSM: